July 21, 2005


Mr. Israel Eldar
Chief Financial Officer
American Israeli Paper Mills Ltd.
1 Meizer Street
Industrial Zone - P.O. Box 142
Hadera  ISRAEL

	Re:	American Israeli Paper Mills Ltd.
		Form 20-F for Fiscal Year Ended December 31, 2004
Filed June 28, 2005
		File No. 1-04212

Dear Mr. Eldar:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2004

Controls and Procedures, page 48

1. We note that you performed an evaluation of the effectiveness of the design and operation of your disclosure controls and procedures within 90 days prior to your report. Please note that you were required to perform your evaluation as of the last day of the reporting period. Refer to Release 33-8238. Please amend your filing to comply.

Financial Statements, page 51

2. Please explain to us why your reconciliations to U.S. GAAP on page
56 do not include an adjustment equal to your proportionate share of the differences between amounts recorded for Israeli GAAP and amounts recorded for U.S. GAAP in the financial statements of your associated companies.

Exhibits, page 93

3. We note that you provide an auditor`s report for Effeh Landfill Ltd. With regard to this report:

* Please explain to us why this report is provided. We note that this company does not appear to be mentioned among your subsidiaries.

* Please tell us why you believe it appropriate to include this report on the two years ended December 31, 2004, rather than on the three years ended December 31, 2004.

* Please tell us why you believe it is not inappropriate for the financial statements of Effeh Landfill Ltd. to be audited by Bar-Lev,
Merrari, Geva & Co., C.P.A., which firm does not appear to be registered with the Public Company Accounting Oversight Board.

4. We note that the auditor`s report for Carmel Container Systems
Ltd.
makes reference to and places reliance on the work of other auditors.
Please tell us the identity of such other auditors and whether their report is also included in your filing.

5. We note that the auditor`s report for Barthelemi Holdings Ltd.
makes reference to and places reliance on the work of other auditors.
Please tell us the identity of such other auditors and whether their reports are also included in your filing.

6. We note that you provide an auditor`s report for M.M.M. United
Landfill Industries (1998) Ltd.  With regard to this report:

* Please explain to us why this report is provided. We note that this company does not appear to be mentioned among your subsidiaries.

* Please tell us why you believe it is not inappropriate for the financial statements of M.M.M. United Landfill Industries (1998)
Ltd.
to be audited by Mualem Glezer Inbar Junio & Co., which firm does not appear to be registered with the Public Company Accounting
Oversight
Board.

7. We note that the auditor`s report for TMM Integrated Recycling
Industries Ltd. makes reference to and places reliance on the work of other auditors. Please tell us the identity of such other auditors and whether their reports are also included in your filing.

8. We note that the auditor`s report for Mondi Business Paper
Hadera
Ltd. references only the financial statements at December 31, 2004, and for the year ended December 31, 2004. Please amend your filing to include a reissued audit report on the financial statements of this company at December 31, 2003 and December 31, 2002, and for the two years ended December 31, 2003.

9. We note that you include a US GAAP Adjustments Report for Rakefet
Marketing and Trade Services Ltd. Please explain to us your relationship to this company and why this report is included.

10. As to US GAAP adjustments presented for associated companies, amend your filing to include US GAAP adjustments for all periods presented in your filing.

11. Please expand your disclosure to include explanatory language that clarifies your relationships to all companies whose financial statements and/or audit reports are included in your filing. Provide sufficient information so that it is clear to the reader that all of the required information is, in fact, included.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange
Act of
1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Sandy Eisen at (202) 551-3864 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions."

								Sincerely,



								April Sifford
								Branch Chief

cc: 	Sandy Eisen
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Mr. Israel Eldar
American Israeli Paper Mills Ltd.
July 21, 2005
page 4




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
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CORPORATION FINANCE
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